Mail Stop 4561

April 14, 2008

Mr. Forbes I.J. Alexander
Chief Financial Officer
Jabil Circuit, Inc.
10560 Dr. Martin Luther King, Jr. Street North
St. Petersburg, FL 33716

> **Re: Jabil Circuit, Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2007**
> **Filed October 25, 2007**
> **File no. 001-14063**

Dear Mr. Alexander:

We have reviewed your response letter dated April 4, 2008 in connection with the above referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 29, 2008.

Form 10-K for the Fiscal Year Ended August 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 46

1. You indicate that disclosure of the revenue changes in manufacturing sectors is sufficient to provide an understanding of your business as a whole. Please expand your response to explain to us why disclosures regarding the extent to which revenue increases are due to acquisitions are not necessary. As part of your response, tell us whether you believe it is relevant to differentiate revenue increases that are generated by acquiring entities that are accompanied by the added cost structures associated with those entities from increases generated organically utilizing your existing infrastructure. If you believe that such

distinctions are not necessary, consider explaining why in your future MD&A disclosures.

2.   It remains unclear why you did not provide more specific information with respect to your selling, general and administrative expenses in the form of quantification. In this regard, your response simply states that you provided certain narrative disclosures with respect to these expenses and you imply that this is sufficient under Regulation S-K and the related release. If you continue to believe that such quantification is not necessary, expand your response to specifically explain why this is the case. Alternatively, represent to us that such information will be provided under similar circumstances, to the extent practicable, in future filings.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456 or Barbara Jacobs, Assistant Director at (202) 551-3730. If you need further assistance, you may contact me at (202) 551-3451.

Sincerely,

Mark Kronforst
Accounting Branch Chief